Document Security Systems, Inc.

28 East Main Street, Suite 1525

Rochester, NY 14614

March 29, 2013

Via EDGAR and by Federal Express

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Attention: Edwin Kim, Attorney-Advisor

Re:	Document Security Systems, Inc.

Amendment No. 2 to Registration Statement on Form S-4

Filed February 13, 2013

File No. 333-185134

Ladies and Gentleman:

We hereby file with the Securities and Exchange Commission (the “Commission”) Amendment No. 3 (the “Amendment”) to Document Security Systems, Inc.’s (the “Company”) Registration Statement on Form S-4 (File No. 333-185134), initially filed with the Commission on November 26, 2012, and amended on January 15, 2013 and February 13, 2013 (the “Registration Statement”). Set forth below are the Company’s responses to the comments of the staff of the Commission’s Division of Corporation Finance (the “Staff”) provided by letter (the “Comment Letter”) dated March 14, 2013 from Maryse Mills-Apenteng, Special Counsel of the Division of Corporation Finance. The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement set forth in the Amendment No. 3. Page numbers referred to in the responses below reference the applicable pages of the Amendment No. 3.

General

1.	We note your disclosure on the cover page and throughout your prospectus indicating that Lexington shareholders are expected to own 56% of the outstanding common stock of the combined company on a fully diluted basis. Please tell us how you calculated this percentage. Similarly, in your response letter, please clarify how you determined that Lexington shareholders are expected to own 51% of the outstanding common stock of the combined company on a fully diluted basis if the 7,100,000 escrow shares are terminated, as disclosed on pages 30 and 175.

Response: In response to the Staff’s comment, the Company has clarified how the stock ownership percentages are calculated. The revised language is provided below, and is presented on pages 16, 17, 50, 71 and 74 of the Amendment:

Securities and Exchange Commission

March 29, 2013

Immediately following completion of the Merger, it is anticipated that DSS will issue to Lexington common and preferred stockholders shares of DSS Common Stock and DSS Preferred Stock (or if the issuance of DSS Preferred Stock is not approved by stockholders, then $.02 Warrants) and warrants to purchase shares of DSS Common Stock. Included in the merger consideration will be DSS Common Stock held in escrow, which will be released to the stockholders of Lexington subject to certain conditions as described on page 91. The Escrow Shares are eligible to be voted by the Lexington stockholders while held in escrow. Therefore, immediately after the Merger, including the Escrow Shares (without taking into account any DSS Common Stock held by Lexington stockholders prior to the completion of the Merger, and excluding the conversion of the DSS Preferred Stock and the exercise of any options and warrants), the stockholders of Lexington are expected to own approximately 51% of the outstanding common stock of the combined company with the stockholders of DSS owning approximately 49% of the outstanding common stock of the combined company. In addition, Lexington stockholders will own 100% of the DSS Preferred Stock, which is not eligible to vote, but is convertible into shares of DSS Common Stock subject to the beneficial ownership condition as described on page 91.

Calculated on a fully diluted basis (which includes the exercise of all options and warrants, however excluding the conversion of DSS Preferred Stock), Lexington stockholders are expected to own 53% of the outstanding common stock of the combined company and the stockholders of DSS are expected to own approximately 47% of the outstanding common stock of the combined company. If after one year, the Escrow Shares are cancelled because certain conditions were not met, the stockholders of Lexington based on the circumstances as of the date of the merger, are expected to own approximately 43% of the outstanding common stock of the combined company with the stockholders of DSS owning approximately 57% of the outstanding common stock of the combined company (without taking into account any DSS Common Stock held by Lexington stockholders prior to the completion of the Merger, and excluding the conversion of the DSS preferred stock and the exercise of any options and warrants). The above calculations exclude the DSS Preferred Stock issued to the Lexington stockholders because the DSS Preferred Stock is not eligible to vote and the conversion to DSS Common Stock is limited based on the Beneficial Ownership Condition.

2.	Please revise your Questions and Answers and Summary sections, and other sections of your prospectus as appropriate, to clarify that Lexington shareholders will have voting rights for the 7,100,000 shares of common stock held in escrow for one year after the closing of the merger even though those shares may be terminated if the conditions for release of the escrow shares are not met.

Response: In response to the Staff’s comment, the Company has clarified that the Lexington stockholders will have voting rights with respect to the shares held in escrow on pages 3, 17, 73 and 100 of the Amendment.

Securities and Exchange Commission

March 29, 2013

3.	Your illustrative examples indicating the number of securities to be issued to Lexington shareholders on an aggregate and per share basis are presented assuming the merger had been completed on December 31, 2012. On page 146, you disclose a recent sale of 4,285,718 shares of unregistered Lexington common stock at a price of $0.35 per share to certain Lexington shareholders that occurred on February 1, 2013. Please provide us with your analysis as to whether the recent issuance of Lexington common stock would materially alter your illustrative examples.

Response: In response to the Staff’s comment, the illustrative examples on pages 2, 16, and 72 of the Amendment and the Common Stock Exchange Ratio value on the prospectus cover page and pages 1, 15, 71, and 91 of the Amendment have been updated to reflect the change in the number of shares outstanding of Lexington as a result of the sale of shares.

4.	In discussing the accounting treatment of the merger, you disclose on page 175 that you believe Lexington is the accounting acquirer of DSS. Based on the information that you provided to us, it appears there is a risk that events subsequent to the shareholder vote and prior to the close of the merger may cause DSS to be deemed the accounting acquirer. Consider describing that possibility and any impact it could have on investors.

Response: In response to the Staff’s comment, the Company has determined that due to the degree of uncertainty of the accounting acquirer in the Merger, we are presenting two pro forma combined financial statements, one that presents Lexington as the accounting acquirer and one with DSS as the accounting acquirer. The Company believes that presenting the two pro forma combined financial statements provides investors the most complete description of the impact that each of the results would have on the combined company.

5.	In addition to the Bascom patents, DSS will acquire as a result of the merger at least $7.5 million in cash held by Lexington. On page 59, you indicate that you anticipate there will be $2,000,000 in legal fees related to the Lexington patents. Please tell us what consideration you have given to describing how the acquired cash will be used by the company.

Response: Of the cash to be delivered by Lexington in the Merger, in addition to the estimated $2,000,000 for legal fees related to the Bascom Research patent infringement litigation, DSS currently estimates that the remaining cash will be used, in its discretion, (i) to advance the combined company’s intellectual property strategy, (ii) to advance product development of DSS’s products (primarily products relating to DSS’s AuthentiGuard patents), and (iii) to enable DSS to engage in further financial restructuring. The Company has added such disclosure to pages 6 and 73 of the Amendment.

Prospectus Cover Page

6.	The second paragraph of your prospectus cover page still contains a very dense and detailed description of the terms of your merger agreement and the securities that will be exchanged or issued upon the consummation of the merger agreement. Please consider condensing this paragraph into one or a few brief sentences and include a cross-reference to the detailed disclosure in the Merger Agreement section.

Response: In response to the Staff’s comment, the Company has condensed the second paragraph of the prospectus cover page into one sentence and included a cross-reference to the detailed disclosure in the section entitled “Merger Agreement—Merger Consideration.” Please refer to the prospectus cover page.

Securities and Exchange Commission

March 29, 2013

Risk Factors, page 45

7.	Please consider adding or revising one or more risk factors to address the risk that the value of the Bascom patents, which are Lexington’s most significant assets, depends significantly on the success of your recent litigation proceedings. Further, describe any uncertainties associated with monetizing the patents through such litigation. For example, if these litigation proceedings are not successful and that would erode the value of the patents, consider making that clear in your disclosure.

Response: In response to the Staff’s comment, the Company has revised two existing risk factors and added an additional risk factor to page 66 of the Amendment.

The Merger

Background of the Merger, page 67

8.	Please revise to provide the disclosure required by Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A. In particular, please provide a summary of the ipCapital analysis and report evaluated by the DSS board of directors in determining the fairness of the merger, as noted on page 74 and briefly described on pages 71 through 73. In addition, please file the report as an exhibit. Refer to Item 21(c) of Form S-4.

Response: The Company has deleted references in the Amendment to ipCapital’s report and, as a result, the Company respectfully submits that a summary of ipCapital’s report is not required to be included in the Amendment and a copy of ipCapital’s report is not required to be filed as an exhibit to the Amendment.

Lexington’s Business, page 138

9.	It appears that Lexington has multiple fee agreements and arrangements tied to the potential revenue stream from the Bascom patents that should be described. For example, please describe and quantify the material terms of the arrangements with litigation law firms, Mr. Bascom’s cash considerations pursuant to his agreement with Lexington, and the agreement with IP Navigation Group, which are referenced on pages 59 and 60. Further, please briefly describe these arrangements or agreements in your Summary section, or other appropriate places in your prospectus, so investors understand that significant portions of your anticipated future revenue stream to be derived from Lexington’s intellectual property assets are shared or to be paid to third parties.

Response: Lexington will receive between 60 to 65% of the total consideration (including cash payments, equity, assets, or any other form of consideration) received from any license, settlement, judgment or other award relating to the Bascom Research patents.  For all consideration earned outside of litigation, Lexington will receive 65% of the total consideration with the other 35% paid to three other parties (the “Monetization Partners”): (i) Kramer Levin Naftalis & Frankel, LLP (“Kramer Levin”), which firm is national counsel for Bascom Research; (ii) IP Navigation, LLC (“IP Navigation”), which is the monetization advisor for Bascom Research; and (iii) Thomas Bascom, the inventor of the Bascom Research patents.  For all consideration earned within litigation but prior to the empanelment of a Jury, Lexington will earn 60% of the total consideration with the other 40% paid to the Monetization Partners.  For all consideration earned within litigation and after the empanelment of a jury, Lexington will earn 65% of the total consideration with the other 35% paid to the Monetization Partners. Of such amounts to be paid to the Monetization Partners, Lexington will pay 10% of the total consideration to Thomas Bascom pursuant to the Patent Purchase Agreement between Lexington and Mr. Bascom and the remainder of such consideration shall be apportioned among Kramer Levin and IP Navigation, the service providers to Lexington. The Company has added such disclosure to pages 14 and 143 of the Amendment.

Securities and Exchange Commission

March 29, 2013

We do not believe that Lexington should be required to disclose the specific percentage of the monetization proceeds that may be paid to Lexington’s service providers (Kramer Levin and IP Navigation). Neither party is a related party to Lexington as defined by the SEC’s rules. Although Peter Hardigan, an executive officer of Lexington, was employed by IP Navigation prior to the formation of Lexington, there is no continuing relationship other than IP Navigation acting as an intellectual property monetization consultant to Lexington. We believe that it would be unduly harmful to Lexington’s future negotiations with service providers if it were required to disclose the details of contingent fee arrangements with service providers and would be inconsistent with the Staff’s previous positions. Absent IP Navigation being a related party, we believe that the disclosure of the aggregate amount to be paid to third parties out of the monetization proceeds is sufficient for the protection of investors, particularly to those that are being asked to vote for or against the merger.

* * * * *

Securities and Exchange Commission

March 29, 2013

When appropriate, the Company will provide a written request for acceleration of the effective date of the Registration Statement and will include the requested “Tandy” language therein. The Company is aware of its obligations under Rules 460 and 461 regarding requesting acceleration of the effectiveness of the Registration Statement.

We hope that the above responses and the related revisions to the Registration Statement will be acceptable to the Staff. Please do not hesitate to call me at (585) 325-3610 with any comments or questions regarding the Registration Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ Robert B. Bzdick
By: Robert B. Bzdick
Title: Chief Executive Officer

cc:	Securities and Exchange Commission
Barbara C. Jacobs, Assistant Director
Maryse Mills-Apenteng, Special Counsel

Document Security Systems, Inc.
Philip Jones, Chief Financial Officer

Troutman Sanders
Joseph Walsh, Esq.

Mintz Levin
Jeffrey Schultz, Esq.